SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Determine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

250660107
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A3	Page 2 of 7

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,996,701
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
4,996,701
	10	SHARED DISPOSITIVE POWER
241,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,238,162*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 159,884 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 137,225 shares of common stock at an exercise price of $7.00 per share (v) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (vi) $2,492,711.41 of Junior Secured Convertible Promissory Notes convertible into 437,305 shares of common stock at a conversion price of $5.70 (vii) $2,136,450.28 of Junior Secured Convertible Promissory Notes convertible into 712,136 shares of common stock at a conversion price of $3.00 and (viii) $1,192,642.96 of Junior Secured Convertible Notes convertible into 397,544 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 17,244,103 outstanding shares of common stock (as described in Item 5 hereto).

SCHEDULE 13D/A3

This constitutes Amendment No. 3 to the statement on Schedule 13D filed on behalf of Neil S. Subin, dated and filed January 23, 2018 (as amended, the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Company”). Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts. The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

Amendment of Business Financing Agreement

The purpose of this Amendment is to report that, since the filing of Amendment No. 2 to the Statement on Schedule 13D, dated June 25, 2018 (the “Amendment No. 2”), on August 7, 2018, the Company and its wholly owned subsidiary, Determine Sourcing Inc., entered into Amendment Number Twelve to the Amended and Restated Business Financing Agreement (the “Amendment Number Twelve to Financing Agreement”) with Western Alliance Bank, as successor in interest to Bridge Bank, N.A. (“Western Alliance Bank”), and in connection therewith the Reporting Person and or certain entities controlled by the Reporting Person entered into certain agreements with the Company as described below. The Amendment Number Twelve to Financing Agreement, among other things, increases the Company’s available credit under the existing facility with Western Alliance Bank (the “Credit Facility”) by $2 million (the “Additional Limit”), up to a total available credit amount of $15 million. In connection with the Amendment, the Company agreed to pay Western Alliance Bank cash fees of $40,000 plus a one-time facility fee equal to 0.75% of the Additional Limit on the date of the Amendment, and the Additional Limit amount was added to the calculation of the annual facility fee payable under the Credit Facility. Additionally, the Finance Charge Percentage and Prime Rate were revised to increase the respective base percentage rates to 5.00%. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Amendment Number Twelve to Financing Agreement included in Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 9, 2018 (the “August 2018 8-K”), which is incorporated by reference herein.

Amendment of Limited Guaranty

In connection with the Amendment Number Twelve to Financing Agreement, on August 7, 2018, Milfam II entered into a Fourth Amended and Restated Limited Guaranty (the “Fourth Amended Guaranty”) with Western Alliance Bank. The Fourth Amended Guaranty (i) amends and restates that certain Third Amended and Restated Limited Guaranty entered into by Milfam II with Western Alliance Bank on June 14, 2018, and (ii) increases the amount of the limited, non-revocable guaranty of the Company’s Credit Facility provided by Milfam II by $2 million, from $2 million to $4 million. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Third Amended Guaranty filed as Exhibit 10.2 to the August 2018 8-K, which are incorporated by reference herein.

Guaranty Fee Agreement

In connection with the Fourth Amended Guaranty, on August 7, 2018, the Company entered into a Guaranty Fee Agreement (the “Guaranty Fee Agreement”) with Milfam II, pursuant to which the Company agrees to pay Milfam II a commitment fee of $108,000 and a monthly fee that shall accrue each calendar month during the term of the Fourth Amended Guaranty equal to ten percent of the commitment fee divided by twelve. The commitment fee and the accrued monthly fee shall be payable in cash by the Company upon the termination or expiration of the Fourth Amended Guaranty. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Guaranty Fee Agreement filed as Exhibit 10.3 to the August 2018 8-K, which is incorporated by reference herein.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Subin may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a)       Mr. Subin may be deemed to beneficially own 5,238,162 Shares, which is equal to approximately 30.4% of the 17,244,103 outstanding Shares. As of the date hereof, (a) 620,286 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $415,451.44 convertible into 72,883 Shares, and (v) a Junior Secured Convertible Note in the amount of $356,075.05 convertible into 118,688 Shares), (b) 620,284 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $415,451.44 convertible into 72,883 Shares, and (v) a Junior Secured Convertible Note in the amount of $356,075.05 convertible into 118,688 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 2,408,578 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $830,905.64 convertible into 145,770 Shares, (vi) a Junior Secured Convertible Note in the amount of $712,150.09 convertible into 237,380 Shares, and (vii) a Junior Secured Convertible Note in the amount of $1,192,642.96 convertible into 397,544 Shares), and (h) 633,969 of such beneficially owned Shares are owned by LIM Revocable Trust (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $830,902.89 convertible into 145,769 Shares, and (ii) a Junior Secured Convertible Note in the amount of $712,150.09 convertible into 237,380 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 17,244,103 outstanding Shares referenced above is the total of the following amounts: (i) 14,967,266 outstanding Shares as reported in the Company’s 10-K/A filed on July 30, 2018, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 159,884 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 137,225 Shares at an exercise price of $7.00 per share,(v) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (vi) $2,492,711.41 of Junior Secured Convertible Notes convertible into 437,305 Shares, (vii) $2,136,450.28 of Junior Secured Convertible Notes convertible into 712,136 Shares, and (viii) $1,192,642.96 of Junior Secured Convertible Notes convertible into 397,544 Shares.

(b)       Mr. Subin may be deemed to have sole voting and dispositive power for all Shares held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C. Milfam I, Milfam II, and LIM Revocable Trust.  Mr. Subin may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Trust Account.

(c)       The following table details the transactions effected by Mr. Subin in the past 60 days.

	LIM III - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
June 11, 2018	1,713	$0.00*
June 30, 2018	2,760	$0.00*

	MBM - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
June 11, 2018	1,713	$0.00*
June 30, 2018	2,760	$0.00*

	LIM Revocable Trust
Date of Transaction	Number of Shares Acquired	Price Per Share
June 11, 2018	3,427	$0.00*
June 30, 2018	5,520	$0.00*

	Milfam II
Date of Transaction	Number of Shares Acquired	Price Per Share
June 11, 2018	3,427	$0.00*
June 30, 2018	5,520	$0.00*
June 30, 2018	10,941	$0.00*

*Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the Note.

(d)        Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including Milfam II.

(e)        Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Item 7 of the Statement is hereby amended as follows:

Exhibit 99.1	Amendment Number Twelve to Amended and Restated Business Financing Agreement, dated August 7, 2018 (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on August 9, 2018 and incorporated herein by reference).

Exhibit 99.2	Third Amendment and Restated Limited Guaranty dated August 7, 2018, between Western Alliance Bank and Milfam II, L.P. (Filed as Exhibit 10.2 to Form 8-K by the Company with the Securities and Exchange Commission on August 9, 2018 and incorporated herein by reference).

Exhibit 99.3	Guaranty Fee Agreement, dated August 7, 2018 (Filed as Exhibit 10.3 to Form 8-K by the Company with the Securities and Exchange Commission on August 9, 2018 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2018

By: /s/Neil S. Subin

Neil S. Subin

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